EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE PLC

FIRST QUARTER 2026

22 May 2026

FRONTLINE PLC REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2026

Frontline plc (the “Company”, “Frontline,” “we,” “us,” or “our”), today reported unaudited results for the three months ended March 31, 2026:

Highlights

•	Profit of $559.1 million, or $2.51 per share for the first quarter of 2026.
•	Adjusted profit of $344.9 million for the first quarter of 2026, the strongest since the fourth quarter of 2004, or $1.55 per share.
•	Declared a cash dividend of $1.55 per share for the first quarter of 2026.
•	Reported revenues of $714.2 million for the first quarter of 2026.
•	Achieved average daily spot time charter equivalent earnings ("TCEs")[1] for VLCCs, Suezmax tankers and LR2/Aframax tankers in the first quarter of $103,500, $72,400 and $50,700 per day, respectively.
•	Delivered eight of our oldest first-generation ECO VLCCs, built between 2015 and 2016, to an unrelated third party in the first quarter of 2026, resulting in a gain on sale of $210.9 million.
•	Entered into a senior secured revolving reducing credit facility and secured a commitment for a senior secured term loan facility in April and May 2026 totaling up to $737.0 million to partially finance the nine latest generation scrubber-fitted ECO VLCC newbuildings acquired from affiliates of Hemen Holding Limited, the Company’s largest shareholder (“Hemen”).
•	Entered into agreements to sell our two oldest Suezmax tankers built in 2014 and 2015 in April 2026 for a total sales price of $140.0 million.
•	Entered into one and secured commitment for another senior secured revolving reducing credit facility in May 2026 totaling up to $237.5 million to refinance the outstanding debt on three VLCCs and additionally, provide revolving credit capacity totaling up to $88.8 million.
•	Entered into two one-year time charter-out agreements for two VLCC newbuildings delivered on April 30, 2026, and May 20, 2026, at a rate of $110,000 per day per vessel.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

“The first quarter of 2026 was marked by high volatility. Tanker markets are said to thrive in unstable conditions, and the effective closure of the Strait of Hormuz led to rapid shifts in trading patterns and owners’ behavior. While removing roughly one-fifth of global seaborne oil exports was expected to materially weaken markets, increased ton-miles, longer trade lanes, and broader inefficiencies supported vessel utilization and kept Frontline’s earnings strong throughout the quarter. Despite the opaque situation in the Middle East, the fundamentally firm market has carried into the second quarter, and Frontline has sought to secure parts of its near-term revenues during these extraordinary market conditions.

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1 This press release describes Time Charter Equivalent earnings and related per day amounts and spot TCE currently contracted, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest IFRS measure.

We are increasingly constructive on the longer-term outlook, believing heightened global focus on energy security, together with more diversified oil sourcing by key importers in Asia, will benefit the tanker market for years to come. With its efficient business model and substantial tanker exposure, Frontline is ready to continue optimizing shareholder returns as we proceed.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

“In the second quarter of 2026 we have entered into one and secured commitment for another loan facility totaling up to $737.0 million to partially finance the nine latest generation scrubber-fitted ECO VLCC newbuildings acquired from Hemen. We have also entered into one and secured commitment for another loan facility totaling up to $237.5 million to refinance the outstanding debt on three VLCCs, and additionally, provide revolving credit capacity totaling up to $88.8 million.

We believe the new financing and the refinancing of existing debt have been achieved at highly attractive terms, further strengthening our liquidity position while reducing our borrowing costs and cash breakeven rates. We continue to focus on maintaining our competitive cost structure, breakeven levels and solid balance sheet to ensure that we are well positioned to generate significant cash flow and create value for our shareholders.”

Average daily TCEs and estimated cash breakeven rates

($ per day)	Spot TCE			Spot TCE currently contracted	% Covered	Estimated average daily cash breakeven rates for the next 12 months
	Q1 2026	Q4 2025	Q1 2025	Q2 2026
VLCC	103,500	74,200	37,200	181,700	82%	24,300
Suezmax	72,400	53,800	31,200	131,300	79%	24,300
LR2 / Aframax	50,700	33,500	22,300	125,000	68%	23,600

We expect the spot TCEs for the full second quarter of 2026 to be lower than the spot TCEs currently contracted, due to the impact of ballast days during the second quarter of 2026. See Appendix 1 for further details.

First Quarter 2026 Results

The Company reported profit of $559.1 million for the first quarter ended March 31, 2026, compared with profit of $227.9 million in the previous quarter. The adjusted profit2 was $344.9 million for the first quarter of 2026 compared with adjusted profit of $230.4 million in the previous quarter. The adjustments in the first quarter of 2026 consisted of a $210.9 million gain on sale of vessels, an $11.4 million share of results of associated companies, a $5.8 million synthetic option revaluation loss, a $3.1 million unrealized loss on derivatives, and a $0.7 million gain on marketable securities. The increase in adjusted profit compared to the previous quarter was primarily driven by higher TCE earnings, which rose from $424.5 million in the previous quarter to $536.5 million in the first quarter.

Tanker Market Update

Global oil consumption averaged 103.5 million barrels per day ("mbpd") in the first quarter of 2026 according to the Energy Information Administration (“EIA”), representing an increase of 1.2 mbpd compared to the same period last year.

Global oil supply remained steady entering the first quarter of 2026 before declining sharply following the conflict in the Middle East. Production in the Arabian Gulf fell by 10.0 mbpd from February to March, resulting in a global supply of 103.91 mbpd in the first quarter of 2026, a decrease of 4.4 mbpd, as compared to the previous quarter. The decline in production has accelerated inventory withdrawals, with the EIA estimating global net withdrawals of 5.1 mbpd in the second quarter of 2026.

Geopolitical developments in the Middle East have materially disrupted seaborne crude and refined product flows. Heavy restrictions on transits through the Strait of Hormuz have led to a significant loss of export volumes from the Arabian Gulf, particularly for the VLCC fleet. Despite this, tanker utilization has remained resilient. The impact of lost export volumes has been partially mitigated by Saudi Arabia and the UAE redirecting an estimated 4.2 mbpd of crude to alternative export terminals via pipeline networks. At the same time, a significant share of the global VLCC fleet remains tied up within the Arabian Gulf, effectively limiting the increase in available vessel supply. This dynamic has been reinforced by a substantial number of ballasting VLCCs waiting outside the region, particularly in the Indian Ocean and South-East Asia. These vessels, mainly controlled by oil companies, have remained on standby since the onset of the conflict, limiting their participation in alternative trades. Strategic Petroleum Reserve (“SPR”) releases, particularly from the United States, have supplemented global supply and supported seaborne movements. U.S. waterborne crude exports surged to an all-time high in April, reflecting a structural shift in global trade flows, as disruptions to Arabian Gulf exports redirect demand toward Atlantic Basin barrels. While the conflict has reduced headline supply, the combination of replacement flows, SPR releases and fleet inefficiencies has supported tanker utilization, as effective vessel availability has remained tighter than underlying export volumes would otherwise imply. Looking ahead, it is anticipated that the current period of supply disruption will lead to a period of inventory rebuilding, generating incremental demand for seaborne crude transportation.

The overall tanker order book for the asset classes Frontline owns is equivalent to 29.2% of the existing global fleet, with 244, 173, and 186 vessels on order for VLCCs, Suezmax tankers and LR2 tankers, respectively. We continue to

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2 This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest IFRS measure.

observe the aging of the tanker fleet. According to industry sources, 17.9% of the VLCC fleet, 21.1% of the Suezmax tanker fleet and 21.5% of the combined LR2 and Aframax tanker fleet are now above 20 years of age. However, for product-carrying vessels, the 15-year age mark is an equally important benchmark with 30.3% of the LR2 tanker fleet currently above this threshold.

The Fleet

In January 2026, the Company announced that it had entered into agreements to sell eight of its oldest first-generation ECO VLCCs, built between 2015 and 2016 to an unrelated third party for a total sales price of $831.5 million, all of which were delivered to the new owner in the first quarter of 2026. After commissions and repayment of existing debt on the vessels, the transaction generated net cash proceeds of $477.2 million and the Company recorded a gain in the first quarter of 2026 of $210.9 million.

As of March 31, 2026, the Company owned 72 vessels (33 VLCCs, 21 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 15.2 million DWT. As of March 31, 2026, all of the Company's vessels were ECO vessels3 and 46 were scrubber-fitted vessels with an average age of 7.5 years, making it one of the youngest and most energy-efficient fleets in the industry.

In January 2026, the Company announced that it had entered into agreements to acquire nine latest-generation, scrubber-fitted ECO VLCC newbuildings from affiliates of Hemen, for an aggregate purchase price of $1,224.0 million. Of these nine vessels, six were constructed or are under construction at the Hengli shipyard and three are under construction at the Dalian shipyard in China. The delivery schedule for the vessels is attractive, with one vessel delivered on April 30, 2026 and one vessel delivered on May 20, 2026, two vessels expected to be delivered in late June 2026, two vessels expected to be delivered in the third quarter of 2026, two vessels expected to be delivered in the fourth quarter of 2026 and the final vessel expected to be delivered in the first quarter of 2027. The payment schedule for these acquisitions is weighted towards delivery, with the largest portion of the instalments due upon delivery of each vessel. The Company intends to finance this acquisition with cash and long-term debt financing, as further discussed in the financing update. The acquisition of the remaining seven vessels remains subject to certain closing conditions, consistent with industry standards. As of March 31, 2026, the remaining commitment under the agreements was $925.0 million, of which $205.9 million was paid in April and May 2026 upon delivery of two vessels, $628.5 million is due within 2026, and $90.6 million is due within 2027.

In April 2026, the Company entered into agreements to sell our two oldest Suezmax tankers built in 2014 and 2015 to an unrelated third party for a total sales price of $140.0 million. After commissions and repayment of existing

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3 The Company defines an ECO vessel as a vessel with certain specifications that improve fuel consumption performance as compared to the previous generation of vessels. Typically built from 2015 onwards, ECO vessels have improved hull and engine designs to maximize operational performance according to today’s operational profiles. The Company also designates vessels as ECO if they have undergone retrofits such as de-rating to improve specific fuel consumption at today’s market speeds, installing propulsion improvement devices, or upgrading engine and equipment to bring the consumption performance of older vessels into line with those constructed from 2015 onwards. All ECO-vessels meet EEXI certification requirements.

debt on the vessels, the transactions are expected to generate net cash proceeds of approximately $106.0 million and the Company expects to record a gain in the second quarter of 2026 of approximately $55.0 million.

Upon completion of the VLCC fleet renewal and the sale of two Suezmax tankers, Frontline’s fleet will comprise of 79 vessels, including 42 VLCCs, 19 Suezmax tankers and 18 LR2/Aframax tankers, with an aggregate capacity of approximately 17.6 million DWT.

In January 2026, the Company entered into one-year time charter-out agreements for seven of our VLCCs, built between 2016 and 2018, at an average rate of $76,900 per day per vessel. The charters for three vessels commenced in the first quarter of 2026, and the remaining four charters commenced in April 2026.

In February 2026, the Company entered into a one-year time charter-out agreement for one of our VLCCs, built in 2019, at a rate of $93,500 per day. The charter commenced in late February 2026.

As of March 31, 2026, seven of the Company’s vessels (five VLCCs, one Suezmax tanker, one LR2/Aframax tanker) were on time charter-out contracts with initial periods in excess of 12 months. The time charter-out contract for the LR2/Aframax tanker is expected to end in the third quarter of 2026. The initial period for the Suezmax tanker time-charter ends in the second quarter of 2027 and the initial periods for the five VLCC time-charters end in the first, second and third quarters of 2027.

In April 2026, the Company entered into a one-year time charter-out agreement for one VLCC newbuilding delivered on April 30, 2026, at a rate of $110,000 per day, which commenced in early May 2026.

In May 2026, the Company entered into a one-year time charter-out agreement for one VLCC newbuilding delivered on May 20, 2026, at a rate of $110,000 per day, which commenced in late May 2026.

Corporate Update

The Board of Directors declared a dividend of $1.55 per share for the first quarter of 2026. The record date for the dividend will be June 12, 2026, the ex-dividend date is expected to be June 12, 2026, for shares listed on the New York Stock Exchange and June 11, 2026, for shares listed on the Oslo Stock Exchange, and the dividend is scheduled to be paid on or about June 23, 2026.

The Company had 222,622,889 ordinary shares outstanding as of March 31, 2026. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the first quarter of 2026 was also 222,622,889.

In June 2024, funds managed by FourWorld Capital Management LLC (“FourWorld”) initiated proceedings before the Antwerp Enterprise Court (Belgium) (the “Court”) regarding the resolution of the deadlock within former Euronav NV and former Euronav NV’s acquisition of CMB.TECH NV in 2023. FourWorld is seeking rescission of the transactions and damages from CMB and Frontline. In March 2026, the Court rejected FourWorld’s document production request and dismissed certain ancillary claims. The case is now expected to proceed to the merits stage. The Company considers the claims to be without merit and will continue to defend itself vigorously against them.

Financing Update

In April 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $326.4 million with Crédit Agricole, Standard Chartered and ING to finance the acquisition of four latest-generation, scrubber-fitted ECO VLCC newbuilding contracts. The new facility has a tenor of seven years, carries an interest rate of Secured Overnight Financing Rate (“SOFR”) plus a margin of 130 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. As of the date of this report, $326.4 million remains available and undrawn.

In May 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $165.0 million with DNB to refinance the outstanding debt on two VLCCs and additionally, to provide revolving credit capacity in an amount of up to $60.2 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 125 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In May 2026, the Company secured a commitment for a senior secured term loan facility in an amount of up to $410.6 million from Bank of China Hong Kong, insured by China Export and Credit Insurance Corporation to finance the acquisition of five latest-generation, scrubber-fitted ECO VLCC newbuilding contracts. The facility will have a tenor of up to 13.4 years, carry an interest rate of SOFR plus a margin of 75 basis points for the first seven years and 90 basis points thereafter and will have an amortization profile of 20 years commencing on the delivery date from the yard. The facility remains subject to final documentation.

In May 2026, the Company secured a commitment for a senior secured revolving reducing credit facility in an amount of up to $72.5 million from one of our relationship banks to refinance another secured revolving reducing credit facility related to one VLCC and additionally, to increase the revolving credit capacity in an amount of up to $28.6 million. The new facility will have a tenor of five years, carry an interest rate of SOFR plus a margin of 125 basis points and will have an amortization profile of 20 years commencing on the delivery date from the yard. The facility remains subject to final documentation.

Conference Call and Webcast

On May 22, 2026, at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontlineplc.cy, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:

Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.

In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:

Online registration

A replay of the conference call will be available following the live call. Please use the link below to access the webcast:

Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is incorporated into or forms part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries, or the Company, desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;
•	fluctuations in currencies and interest rates, including inflationary pressures and central bank policies intended to combat overall inflation and high interest rates and foreign exchange rates;
•	the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company’s floating interest rate debt instruments;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•	supply chain disruptions affecting shipyards, spare parts or critical equipment, including delays in newbuilding deliveries or vessel maintenance;
•	the highly cyclical nature of the industry that we operate in;
•	the loss of a large customer or significant business relationship;
•	changes in worldwide oil production and consumption and storage;
•	changes in OPEC and non-OPEC production decisions and geopolitical developments affecting oil supply
•	and trade flows;
•	changes in the Company's operating expenses, including bunker prices, dry docking, crew costs and insurance costs;
•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, repairs, surveys and upgrades;
•	risks associated with any future vessel construction;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete vessel acquisition transactions as planned;
•	our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;
•	availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•	availability of skilled crew members and other employees and the related labor costs;
•	work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•	compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. European Union and other international regulations;
•	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;
•	compliance with the Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
•	general economic conditions and conditions in the oil industry;
•	effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;

•	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
•	vessel breakdowns and instances of off-hire;
•	cost and effects of cybersecurity incidents or other failures, interruptions, or security breaches of our systems or those of our customers or third-party providers, including software failures, unforeseeable security breaches, or incidents stemming from the misuse of intentional or unintentional misapplication of artificial intelligence in our business;
•	our ability to successfully adopt artificial intelligence and digital logistics into our operating systems;
•	risks associated with potential cybersecurity or other privacy threats and data security breaches;
•	potential conflicts of interest involving members of our Board of Directors and senior management;
•	the failure of counter parties to fully perform their contracts with us;
•	changes in credit risk with respect to our counterparties on contracts;
•	our dependence on key personnel and our ability to attract, retain and motivate key employees;
•	adequacy and cost of insurance coverage;
•	our ability to obtain indemnities from customers;
•	changes in laws, treaties or regulations;
•	the volatility of the price of our ordinary shares;
•	our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	government requisition of our vessels during a period of war or emergency;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	the arrest of our vessels by maritime claimants;
•	general domestic and international political conditions or events, including “trade wars”;
•	any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•	potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international sanctions and international hostilities including the war between Russia and Ukraine and the developments in the Middle East, including vessel attacks at key maritime transit regions, such as the Red Sea, Gulf of Aden and Strait of Hormuz, acts of terrorism, piracy, cyber threats or other security risks affecting ocean-going vessels or maritime infrastructure;
•	the impact of restriction on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the European Union on the United States, and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export and import ports such as the United States, European Union and/or China;
•	the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of crude oil and refined products;
•	the impact of port or canal congestion;
•	business disruptions due to adverse weather, natural disasters or other disasters outside our control; and

•	other important factors described from time to time in the reports filed by the Company with the U.S Securities and Exchange Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors

Frontline plc

Limassol, Cyprus

May 21, 2026

Ola Lorentzon - Chairman and Director

John Fredriksen - Director

James O'Shaughnessy - Director

Cato Stonex - Director

Dr. Maria Papakokkinou - Director

Mikkel Storm Weum - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS

+47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS

+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2026

Index

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (in thousands of $, except per share data)	2026 Jan-Mar	2025 Oct-Dec	2025 Jan-Mar
Revenues	714,242	624,507	427,866
Other operating income	215,085	—	227
Total revenues and other operating income	929,327	624,507	428,093

Voyage expenses and commission	180,580	197,580	179,975
Ship operating expenses	61,708	55,820	60,342
Administrative expenses	25,918	11,168	13,348
Depreciation	75,996	82,199	81,261
Total operating expenses	344,202	346,767	334,926
Net operating income	585,125	277,740	93,167

Finance income	2,682	2,469	4,484
Finance expense	(40,224)	(51,012)	(62,799)
Gain (loss) on marketable securities	733	(156)	(1,790)
Share of results of associated companies	11,359	12	941
Dividends received	15	59	1,285
Profit before income taxes	559,690	229,112	35,288
Income tax expense	(570)	(1,180)	(2,001)
Profit for the period	559,120	227,932	33,287
Basic and diluted earnings per share	$2.51	$1.02	$0.15

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2026 Jan-Mar	2025 Oct-Dec	2025 Jan-Mar

Profit for the period	559,120	227,932	33,287

Items that may be reclassified to profit or loss:
Foreign currency translation gain (loss)	80	28	(101)
Other comprehensive income (loss)	80	28	(101)
Comprehensive income	559,200	227,960	33,186

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in thousands of $)	Mar 31 2026	Dec 31 2025
ASSETS
Current assets
Cash and cash equivalents	470,759	251,347
Marketable securities	913	2,067
Other current assets	487,470	453,838
Total current assets	959,142	707,252

Non-current assets
Newbuildings	315,702	—
Vessels and equipment	4,252,491	4,911,996
Goodwill	112,452	112,452
Investment in associated company	20,150	8,791
Other non-current assets	5,562	13,136
Total non-current assets	4,706,357	5,046,375
Total assets	5,665,499	5,753,627

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	279,593	320,520
Other current payables	191,910	174,186
Total current liabilities	471,503	494,706

Non-current liabilities
Long-term debt	2,351,494	2,747,225
Other non-current payables	1,726	818
Total non-current liabilities	2,353,220	2,748,043

Equity
Frontline plc equity	2,841,248	2,511,350
Non-controlling interest	(472)	(472)
Total equity	2,840,776	2,510,878
Total liabilities and equity	5,665,499	5,753,627

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2026 Jan-Mar	2025 Oct-Dec	2025 Jan-Mar
OPERATING ACTIVITIES
Net cash provided by operating activities	382,496	283,352	137,927

INVESTING ACTIVITIES
Additions to newbuildings, vessels and equipment	(323,042)	(6,893)	(466)
Proceeds from sale of vessels	827,290	—	—
Proceeds from sale of marketable securities	1,887	—	360
Net cash provided by (used in) investing activities	506,135	(6,893)	(106)

FINANCING ACTIVITIES
Proceeds from issuance of debt	151,604	—	147,181
Repayment of debt	(591,521)	(172,241)	(217,274)
Repayment of obligations under leases	—	—	(197)
Dividends paid	(229,302)	(42,298)	(44,525)
Net cash used in financing activities	(669,219)	(214,539)	(114,815)

Net change in cash and cash equivalents	219,412	61,920	23,006
Cash and cash equivalents at start of period	251,347	189,427	413,532
Cash and cash equivalents at end of period	470,759	251,347	436,538

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2026 Jan-Mar	2025 Jan-Mar

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	222,622,889	222,622,889

SHARE CAPITAL
Balance at beginning and end of period	222,623	222,623

ADDITIONAL PAID IN CAPITAL
Balance at beginning and end of period	604,687	604,687

CONTRIBUTED SURPLUS
Balance at beginning and end of period	1,004,094	1,004,094

ACCUMULATED OTHER RESERVES
Balance at beginning of period	437	1,782
Other comprehensive income (loss)	80	(101)
Balance at end of period	517	1,681

RETAINED EARNINGS
Balance at beginning of period	679,509	507,467
Profit for the period	559,120	33,287
Cash dividends	(229,302)	(44,525)
Balance at end of period	1,009,327	496,229

EQUITY ATTRIBUTABLE TO THE COMPANY	2,841,248	2,329,314

NON-CONTROLLING INTEREST
Balance at beginning and end of period	(472)	(472)
TOTAL EQUITY	2,840,776	2,328,842

APPENDIX I - Non-GAAP measures

Reconciliation of Adjusted profit

This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

(in thousands of $)	Q1 2026	Q4 2025	Q1 2025
Adjusted profit
Profit	559,120	227,932	33,287
Add back:
Loss on marketable securities	—	156	1,790
Unrealized loss on derivatives	3,064	2,892	5,913
Debt extinguishment losses	—	—	17
Synthetic option revaluation loss (1)	5,766	—	1,602

Less:
Gain on marketable securities	(733)	—	—
Share of results of associated companies	(11,359)	(12)	(941)
Gain on sale of vessels	(210,921)	—	—
Dividends received	(15)	(59)	(1,285)
Synthetic option revaluation gain (1)	—	(519)	—
Adjusted profit	344,922	230,390	40,383
(in thousands)
Weighted average number of ordinary shares	222,623	222,623	222,623

(in $)
Adjusted basic and diluted earnings per share	1.55	1.03	0.18

(1) The three-year vesting period for the synthetic options granted to employees and board members in the fourth quarter of 2021 ended during the fourth quarter of 2024. As there are no ongoing service requirements, adjusted profit for the fourth quarter of 2024 and subsequent quarters exclude the gains and losses arising from the revaluation of the synthetic option liability in the relevant periods. Adjusted profit will also exclude any gains or losses resulting from the revaluation of the liability for the remaining exercisable options until the expiration of the options in the fourth quarter of 2026.

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare profits generated from a voyage charter to profits generated from a time charter. We define TCE as operating revenues and other voyage income less voyage expenses and commission (excluding unrealized loss on freight derivatives), administrative income and other non-vessel related items. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner.

TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of its vessels and in evaluating the Company’s financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Q1 2026	Q4 2025	Q1 2025
Revenues	714,242	624,507	427,866

Add (less)
Other voyage income	4,164	—	—
Voyage expenses and commission	(180,580)	(197,580)	(179,975)
Unrealized loss on freight derivatives	1,787	—	—
Other non-vessel items	(3,064)	(2,420)	(6,815)
Total TCE	536,549	424,507	241,076

Time charter equivalent per day

The Company recognizes revenues over time, ratably from commencement of cargo loading until completion of discharge of cargo (the "load-to-discharge basis").

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in the Company’s fleet.

TCE per day is a measure of the average daily income performance. The Company’s method of calculating TCE per day is determined by dividing TCE by on hire days during a reporting period. On-hire days are calculated on a vessel by vessel basis and represent the net of available days and off-hire days for each vessel (owned or chartered in) operated by the Company during a reporting period. Available days for a vessel during a reporting period are defined as the number of days the vessel (owned or chartered in) is in the Company’s possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Off hire days for a vessel during a reporting period is the number of days the vessel is in the Company’s possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	Q1 2026	Q4 2025	Q1 2025
Time charter TCE (in thousands of $)
VLCC	16,404	4,629	4,577
Suezmax	5,773	4,215	3,095
LR2	4,816	2,959	13,604
Total Time charter TCE	26,993	11,803	21,276

Spot TCE (in thousands of $)
VLCC	304,996	264,471	133,273
Suezmax	129,935	98,831	58,812
LR2	74,625	49,402	27,715
Total Spot TCE	509,556	412,704	219,800

Total TCE	536,549	424,507	241,076

Spot days (available days less off hire days)
VLCC	2,947	3,566	3,582
Suezmax	1,794	1,837	1,883
LR2	1,471	1,477	1,244

Spot TCE per day (in $ per day)
VLCC	103,500	74,200	37,200
Suezmax	72,400	53,800	31,200
LR2	50,700	33,500	22,300

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.

Estimated average daily cash breakeven rates

The estimated average daily cash breakeven rates are the daily TCE rates that the Company’s vessels are required to earn to cover operating expenses, including dry docks, repayments of loans, net interest expense, bareboat hire, time charter hire and net general and administrative expenses, for the next 12 months.

Spot TCE currently contracted

Spot TCE currently contracted is provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days so far in the second quarter and therefore may not be reflective of rates to be earned for the full second quarter. The percentage of the period covered reflects the number of days each vessel is currently contracted for the second quarter as compared to the total available days in the second quarter. The actual rates to be earned in the second quarter will depend on the number of additional contracted days the Company is able to achieve and when each vessel commences loading of its cargo. On a load-to-discharge basis, the Company is unable to recognize revenues on ballast days, which are days when a vessel is sailing without cargo. The number of contracted ballast days at the end of the first quarter of 2026 was 609 days for VLCCs, 314 days for Suezmax tankers and 334 days for LR2/Aframax tankers.